SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
(Amendment No. 15)

Under the Securities Exchange Act of 1934

Eagle Bulk Shipping Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y2187A127
(CUSIP Number)

George Travers
GoldenTree Asset Management LP
300 Park Avenue, 21st Floor
New York, NY 10022
 (212) 847-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(with copies to)
Michael E. Brandt, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

October 5, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2187A127	Page 2 of 6 Pages
1	NAME OF REPORTING PERSON GOLDENTREE ASSET MANAGEMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 24**
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 24**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

** Includes 24 shares of Common Stock issuable upon exercise of warrants and excludes shares of Common Stock that may be issuable upon conversion of the Convertible Notes (as defined below), as to which GoldenTree Asset Management LP disclaims beneficial ownership. Upon conversion of any Convertible Notes, the Company will pay or deliver to the convertible noteholder cash, shares of Common Stock or a combination of cash and shares of Common Stock, at the Company’s election. If converted as of the date of this Amendment and the Company elected to settle solely in shares of Common Stock, the Convertible Notes would convert into 445,249.33 shares of Common Stock (based on the conversion rate of 25.453 shares of Common Stock per $1,000 principal amount reported by the Company in its prospectus dated and filed with the SEC on September 1, 2021).

CUSIP No. Y2187A127	Page 3 of 6 Pages
1	NAME OF REPORTING PERSON GOLDENTREE ASSET MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 24**
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 24**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

** Includes 24 shares of Common Stock issuable upon exercise of warrants and excludes shares of Common Stock that may be issuable upon conversion of the Convertible Notes (as defined below), as to which GoldenTree Asset Management LLC disclaims beneficial ownership. Upon conversion of any Convertible Notes, the Company will pay or deliver to the convertible noteholder cash, shares of Common Stock or a combination of cash and shares of Common Stock, at the Company’s election. If converted as of the date of this Amendment and the Company elected to settle solely in shares of Common Stock, the Convertible Notes would convert into 445,249.33 shares of Common Stock (based on the conversion rate of 25.453 shares of Common Stock per $1,000 principal amount reported by the Company in its prospectus dated and filed with the SEC on September 1, 2021).

. CUSIP No. Y2187A127	Page 4 of 6 Pages
1	NAME OF REPORTING PERSON STEVEN A. TANANBAUM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 24**
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 24**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

** Includes 24 shares of Common Stock issuable upon exercise of warrants and excludes shares of Common Stock that may be issuable upon conversion of the Convertible Notes (as defined below), as to which Steven A. Tananbaum disclaims beneficial ownership. Upon conversion of any Convertible Notes, the Company will pay or deliver to the convertible noteholder cash, shares of Common Stock or a combination of cash and shares of Common Stock, at the Company’s election. If converted as of the date of this Amendment and the Company elected to settle solely in shares of Common Stock, the Convertible Notes would convert into 445,249.33 shares of Common Stock (based on the conversion rate of 25.453 shares of Common Stock per $1,000 principal amount reported by the Company in its prospectus dated and filed with the SEC on September 1, 2021).

Introductory Statement

This Amendment No. 15 (this “Amendment”) amends the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on April 11, 2016, as amended by Amendment No. 1 filed on June 1, 2016, Amendment No. 2 filed on July 11, 2016, Amendment No. 3 filed on August 16, 2016, Amendment No. 4 filed on December 15, 2016, Amendment No. 5 filed on January 20, 2017, Amendment No. 6 filed on November 29, 2017, Amendment No. 7 filed on December 15, 2017, Amendment No. 8 filed on November 15, 2018, Amendment No. 9 filed on January 29, 2019, Amendment No. 10 filed on March 13, 2019, Amendment No. 11 filed on August 1, 2019, Amendment No. 12 filed on December 22, 2020, Amendment No. 13 filed on July 1, 2021 and Amendment No. 14 filed on July 8, 2021 (collectively, the “Schedule 13D”), with respect to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Eagle Bulk Shipping Inc., a Marshall Islands corporation (the “Company”).  Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.  Capitalized terms used herein but not otherwise defined shall have the meaning set forth in the Schedule 13D.
Item 4. Purpose of Transaction.
Item 4 is amended and supplemented by adding thereto the following:
On October 5, 2021, the Selling Funds sold 1,083,449 shares of Common Stock in a block trade at a price of $48.50 per share.
Item 5. Interest in Securities of the Issuer.
Item 5(a)-(c) and (e) is hereby amended and supplemented by adding thereto the following:

(a) As of the date of this Amendment, each of the Reporting Persons beneficially owns shares of Common Stock in such numbers as set forth on the cover pages of this Amendment.  The total number of shares each of the Reporting Persons beneficially owns represents such percentages of the Common Stock outstanding as set forth on the cover pages to this Amendment.  Such percentages are calculated based upon (i) the 13,459,865 shares of Common Stock reported to be outstanding as of August 5, 2021 by the Company in its prospectus dated and filed with the SEC on September 1, 2021, plus (ii) the 24 shares of Common Stock issuable upon exercise of warrants held by the Reporting Persons.

(b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of the Common Stock reported herein.

(c) Item 4 in this Amendment is incorporated herein by reference. On September 8, 2021, one of the Selling Funds sold 7,775 shares of Common Stock in an open market transaction at a per-share price of $48.8352.  Except as set forth in this Schedule 13D, there have been no transactions in the Common Stock effected during the past 60 days by any Reporting Person named in Item 2 of the Schedule 13D.

(e) As of October 5, 2021 the Reporting Persons ceased to beneficially own more than five percent of the outstanding Common Stock.

SIGNATURES
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.
Dated: October 6, 2021

By:	/s/ Steven A. Tananbaum
Steven A. Tananbaum, individually and as senior managing member of GoldenTree Asset Management LLC for itself and as the general partner of GoldenTree Asset Management LP